FORM 51-102F3

Material Change Report

Item 1:	Name and Address of Company

Pacific North West Capital Corp. 650-555 West 12th Avenue Vancouver, B.C. V5Z 3X7

Item 2:	Date of Material Change:

January 9, 2014

Item 3:	News Release:

News release dated & issued on January 9, 2014 was disseminated through Canada Newswire.

Item 4:	Summary of Material Change:

The Company announced it will voluntarily delist from the Toronto Stock Exchange ("TSX") and has been accepted for listing by the TSX Venture Exchange ("TSX Venture") through its streamlined listing procedures.

Concurrent with the TSX Venture listing, the Company further announced that pursuant to the special resolution passed by the shareholders at the Company's Annual General and Special Meeting on October 29, 2013, the Company will consolidate its 109,547,217 issued and outstanding common shares on the basis of three (3) old common shares of the Company for (1) new common share of the Company.

Item 5:	Full Description of Material Change:

Please see the full news release dated January 9, 2014, which is available at www.sedar.com.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7:	Omitted Information

None.

Item 8:	Executive Officer

Coreena Hansen, Corporate Secretary Telephone: 604-648-1420 Facsimile: 604-604-685-8045

Item 9:	Date of Report

January 13, 2014